May 2, 2007

Andrew Mew
Senior Staff Accountant
United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

Re:	Vyyo Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 000-30189

Dear Mr. Mew:

We are in receipt of your letter dated April 26, 2007 containing your comments to the Vyyo Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2006.  You have requested that the Company respond to your comments by May 11, 2007.

As we discussed today, the Company is in the process of preparing and finalizing its Form 10-Q for the fiscal quarter ended March 31, 2007, which will be filed on or before May 15, 2007. Given the convergence of the timing of our Form 10-Q filing along with adequately responding to your comments, the Company respectfully requests that the deadline for submission of a response be extended to May 24, 2007.

We sincerely appreciate your consideration of our request.  If you have any questions or if I can provide any other information at this time, please call me at 678.282.8011.

Sincerely,

/s/ Tashia L. Rivard

Tashia L. Rivard
General Counsel and
Corporate Secretary